SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of May 2015

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒         Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐         No  ☒

Table of Documents Filed

Page
1.	ORIX’s Consolidated Financial Results (April 1, 2014 – March 31, 2015) filed with the Tokyo Stock Exchange on Tuesday May 12, 2015.
2.	English press release entitled, “Announcement Regarding Dividend for the Fiscal Year Ended March 31, 2015 and Dividend Forecast for the Fiscal Year Ending March 31, 2016”
3.	English press release entitled, “Announcement Regarding Candidates for Director and Member Composition of the Three Committees of ORIX Corporation”
4.	English press release entitled, “Announcement Regarding Management Changes and Organizational Reform”
5.	English press release entitled, “Announcement Regarding Changes in Representative Executive Officer”
6.	English press release entitled, “Notice on Partial Amendments to the Articles of Incorporation”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 12, 2015	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2014 – March 31, 2015

May 12, 2015

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purposes in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

World Trade Center Building, 2-4-1 Hamamatsucho, Minato-ku, Tokyo 105-6135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: chun_yang@orix.co.jp

Material Contained in this Report

The Company’s financial information for the fiscal year from April 1, 2014 to March 31, 2015 filed with the Tokyo Stock Exchange and also made public by way of a press release.

Consolidated Financial Results from April 1, 2014 to March 31, 2015

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL http://www.orix.co.jp/grp/en/ir/index.html)

1. Performance Highlights as of and for the Year Ended March 31, 2015

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2015	2,174,283	58.1%	256,829	26.5%	344,017	20.1%	234,948	25.4%
March 31, 2014	1,375,292	30.7%	203,048	34.6%	286,339	65.9%	187,364	67.4%

“Comprehensive Income (Loss) Attributable to ORIX Corporation Shareholders” was ¥265,187 million for the fiscal year ended March 31, 2015 (year-on-year change was a 18.6% increase) and ¥223,665 million for the fiscal year ended March 31, 2014 (year-on-year change was a 30.2% increase).

	Basic Earnings Per Share	Diluted Earnings Per Share	Return on Equity	Return on Assets *3	Operating Margin
March 31, 2015	179.47	179.21	11.5%	3.4%	11.8%
March 31, 2014	147.75	143.20	10.5%	3.3%	14.8%

“Equity in Net Income of Affiliates” was a net gain of ¥30,531 million for the fiscal year ended March 31, 2015 and a net gain of ¥18,368 million for the fiscal year ended March 31, 2014.

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes and Discontinued Operations.”
*Note 3:	“Return on Assets” is calculated based on “Income before Income Taxes and Discontinued Operations.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
March 31, 2015	11,443,628	2,318,071	2,152,198	18.8%	1,644.60
March 31, 2014	9,066,961	2,096,365	1,919,346	21.2%	1,465.77

*Note 4:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Per Share” is calculated based on “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

(3) Performance Highlights - Cash Flows (Unaudited)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Year
March 31, 2015	257,611	(467,801)	213,432	827,518
March 31, 2014	478,006	(215,314)	(277,704)	818,039

2. Dividends for the Years Ended March 31, 2015 and 2014 (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total	Total Dividends Paid	Dividend Payout Ratio (Consolidated base)	Dividends on Equity (Consolidated base)
March 31, 2015	—	—	—	36.00	36.00	47,188	20.1%	2.3%
March 31, 2014	—	—	—	23.00	23.00	30,117	15.6%	1.6%
March 31, 2016 (Est.)	—	22.00	—	—	—	—	—	—

*Note 5:	Dividend amount for the fiscal year ending March 31, 2016 has not yet been determined.
*Note 6:	Total dividends paid includes dividends paid to the Trust for Officer’s Compensation Board Incentive Plan (FY2015 77 million yen) .

3. Targets for the Year Ending March 31, 2016 (Unaudited)

In order to facilitate a better understanding on our medium- and long- term growth projection for our shareholders and potential investors, we have decided to include our medium-term management target in this document. For details, refer to “2. Management Policies (2) Target Performance Indicators” on page 9 and “2. Management Policies (3) Medium-Term Management Targets on page 10.

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( x ) No ( )

Addition - One company ( Hartford Life Insurance K.K. )	Exclusion - None ( )

(2) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( ) No ( x )

2. Other than those above	Yes ( x ) No ( )

*Note 7:	For details, please see “4. Financial Information”, Significant Accounting Policies on page 19.

(3) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,323,644,528 as of March 31, 2015, and 1,322,777,628 as of March 31, 2014.

2. The number of treasury stock shares was 12,847,757 as of March 31, 2015, and 13,333,334 as of March 31, 2014.

3. The average number of outstanding shares was 1,309,143,822 for the fiscal year ended March 31, 2015, and 1,268,080,744 for the fiscal year ended March 31, 2014.

The Company’s shares held through the Trust for Officer’s Compensation Board Incentive Plan (2,153,800 shares) are not included in number of treasury stock shares as of March 31,2015 , but are included in the number of shares outstanding as treasury stock shares that are deducted from the basis of the calculation of per share data.

1. Summary of Consolidated Financial Results

(1) Analysis of Financial Highlights

Financial Results for the Fiscal Year Ended March 31, 2015

		Fiscal Year ended March 31, 2014	Fiscal Year ended March 31, 2015	Change	Year on Year Change
Total Revenues	(millions of yen)	1,375,292	2,174,283	798,991	58%
Total Expenses	(millions of yen)	1,172,244	1,917,454	745,210	64%
Income Before Income Taxes and Discontinued Operations	(millions of yen)	286,339	344,017	57,678	20%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	187,364	234,948	47,584	25%
Earnings Per Share (Basic)	(yen)	147.75	179.47	31.72	21%
(Diluted)	(yen)	143.20	179.21	36.01	25%
ROE *1	(%)	10.5	11.5	1.0	—
ROA *2	(%)	2.14	2.29	0.15	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Economic Environment

While the world economy is now on the course of recovery, thanks to solid economic growth in the United States and other countries, protracted low growth rate of European economies, economic deterioration of resource exporting countries due to the sharp decline of oil prices, and downward revision of China’s economic growth rate target are continuing to create uneven economic landscapes among different economies.

In Japan, as the trend of weakening yen stabilizes, we are seeing companies improve their revenues, adopt business plans that incorporate more active capital expenditures, and raise base salaries of employees.

Overview of Business Performance (April 1, 2014 to March 31, 2015)

Total revenues for the consolidated fiscal year ended March 31, 2015 (hereinafter, “the fiscal year”) increased 58% to ¥2,174,283 million compared to ¥1,375,292 million during the previous fiscal year. Life insurance premiums and related investment income increased as a result of the recognition of investment income from underlying investments related to variable annuity and variable life insurance contracts in connection with the consolidation of Hartford Life Insurance K.K. (hereinafter, “HLIKK”), which we acquired on July 1, 2014. In addition, services income increased due to contributions from DAIKYO INCORPORATED (hereinafter, “DAIKYO”), which became a consolidated subsidiary on February 27, 2014, Robeco Groep N.V. (hereinafter, “Robeco”), which was acquired on July 1, 2013, and from other newly consolidated subsidiaries acquired, as well as expansion of our environment and energy-related business. Sales of goods and real estate increased primarily due to contributions from newly acquired and consolidated subsidiaries and DAIKYO.

Total expenses increased 64% to ¥1,917,454 million compared to ¥1,172,244 million during the previous fiscal year. In line with the abovementioned revenue increases, life insurance costs, services expense, and costs of goods and real estate sold also increased. Selling, general and administrative expenses also increased due in part to an increase in the number of consolidated subsidiaries and strong performance of fee business in the United States.

Meanwhile, HLIKK consolidation resulted in a bargain purchase gain in an amount representing the excess of fair value of the net assets acquired over the fair value of the consideration transferred.

As a result of the foregoing, income before income taxes and discontinued operations for the fiscal year increased 20% to ¥344,017 million compared to ¥286,339 million during the previous fiscal year, and net income attributable to ORIX Corporation shareholders increased 25% to ¥234,948 million compared to ¥187,364 million during the previous fiscal year.

Starting from the fiscal year ended March 31, 2015 we made changes to line items presented in the consolidated balance sheets, the consolidated statements of income, and the consolidated statements of cash flows. These changes aim to reflect fairly the changing revenues structure of the Company, namely the increasing proportion of revenues from non-finance businesses, which has resulted from continued diversification of our business activities and also an increase in the number of subsidiaries acquired and consolidated in recent years. For instance, in the consolidated statements of income, revenues from transactions previously classified under “other operating revenues” and “revenues from asset management and servicing” have been reclassified into “services income,” a new line item that reflects actual business transactions more accurately. In the consolidated balance sheets, while there are no major changes, “other operating assets” has been changed to “property under facility operations.” The consolidated financial statements in the previous fiscal year have been adjusted retrospectively to reflect these changes. For details of the changes made to the consolidated financial statements, refer to the note in page 16.

Since its acquisition on February 27, 2014, the Company had been consolidating DAIKYO on a lag basis. In order to reflect DAIKYO’s financial position and results of operations and cash flows in the Company’s consolidated financial statements in a concurrent manner, the Company eliminated the lag period and has aligned the fiscal year end of DAIKYO with the Company’s fiscal year end of March 31 during the year ended March 31, 2015.

Because the elimination of a lag period represents a change in accounting principle, the Company retrospectively adjusted the previous fiscal year’s consolidated financial statements for the effects of the lag accounting.

Segment Information

Total segment profits increased 14% to ¥336,542 million compared to ¥295,237 million during the previous fiscal year. Real Estate and Investment and Operation segments had a decrease in segment profits. Retail and Overseas Business segments contributed the most to total segment profits, and Corporate Financial Services and Maintenance Leasing segments continued to produce steady segment profits.

Historically, when presenting operating results of segments, revenues from inter-segment transactions have not been included in the revenues of each segment. However, due to the increasing number of inter-segment transactions, we have decided to include revenues from inter-segment transactions into the revenues of each segment starting from the fiscal year ended March 31, 2015. As a result of this change, segment revenues for both this fiscal year and previous fiscal year have been adjusted accordingly. Nevertheless, the impact of this change on segment revenues was insignificant in amount for all periods presented.

In addition, during this fiscal year, the closing date of the accounting period of DAIKYO, which is grouped under Investment and Operation segment has been changed in order to eliminate the accounting period gap that previously existed between DAIKYO and ORIX. Based on this change, the financial statements for the previous fiscal year have been adjusted retrospectively.

Segment information for the fiscal year is as follows:

Corporate Financial Services Segment: Lending, leasing and fee business

In Japan, despite the negative impact on consumer spending and housing investment from the consumption tax hike that went into effect in April 2014, capital expenditures are expected to increase due to continued improvement in corporate revenues. We are also seeing an increase in lending by financial institutions to small and medium enterprises (hereinafter, “SMEs”) in addition to large corporations, while the competition in the lending business continues to intensify.

Segment revenues increased 8% to ¥85,502 million compared to ¥78,825 million during the previous fiscal year due to an increase in sales of goods and services income resulting primarily from revenue contribution from Yayoi Co., Ltd. (hereinafter, “Yayoi”), which we acquired on December 22, 2014, and robust fee business including solar panel and life insurance sales to domestic SMEs, offsetting a decrease in finance revenues in line with the decreased average installment loan balances.

Segment expenses increased compared to the previous fiscal year, but overall, segment profits increased 3% to ¥25,519 million compared to ¥24,874 million during the previous fiscal year.

Segment assets increased 14% to ¥1,132,468 million compared to the end of the previous fiscal year due primarily to the inclusion of goodwill and other intangible assets recorded following the consolidation of Yayoi, offsetting a decrease in installment loans.

	Fiscal Year ended March 31, 2014	Fiscal Year ended March 31, 2015	Change
	(millions of yen)	(millions of yen)	(millions of yen)	Year on Year Change
Segment Revenues	78,825	85,502	6,677	8%
Segment Profits	24,874	25,519	645	3%

	As of March 31, 2014	As of March 31, 2015	Change
	(millions of yen)	(millions of yen)	(millions of yen)	Year on Year Change
Segment Assets	992,078	1,132,468	140,390	14%

Maintenance Leasing Segment: Automobile leasing and rentals, car sharing and precision measuring equipment and IT-related equipment rentals and leasing

The Japanese automobile leasing industry has been experiencing steady recovery in the number of new auto leases in line with Japan’s gradual economic recovery, despite the temporary negative impact of the consumption tax hike that went into effect in April 2014.

Segment revenues increased 5% to ¥263,499 million from ¥251,328 million during the previous fiscal year due primarily to an increase in operating leases revenues and finance revenues resulting from the steady expansion of assets in the auto-business, and in services income derived from value-added services.

Meanwhile segment expenses increased due primarily to an increase in the costs of operating leases which was in line with revenues growth. As a result of the foregoing, segment profits increased 9% to ¥40,366 million compared to ¥37,062 million during the previous fiscal year.

Segment assets increased 7% to ¥662,851 million compared to the end of the previous fiscal year due primarily to steady increases in investment in operating leases and investment in direct financing leases.

	Fiscal Year ended March 31, 2014	Fiscal Year ended March 31, 2015	Change
	(millions of yen)	(millions of yen)	(millions of yen)	Year on Year Change
Segment Revenues	251,328	263,499	12,171	5%
Segment Profits	37,062	40,366	3,304	9%

	As of March 31, 2014	As of March 31, 2015	Change
	(millions of yen)	(millions of yen)	(millions of yen)	Year on Year Change
Segment Assets	622,009	662,851	40,842	7%

Real Estate Segment: Real estate development, rental and financing; facility operation; REIT asset management; and real estate investment and advisory services

Office rents and vacancy rates in the Japanese office building market are continuing to show signs of improvement. J-REIT and foreign investors are becoming more active in property acquisitions, and we are also seeing increased sales of large-scale real estate and rising sales prices due to increased competition among buyers. Furthermore, with increasing number of inbound tourists from abroad, we are seeing improvement in the occupancy rate and average daily rate of hotels and Japanese inns. In the condominium market, we are seeing weakening signs of sales of new condominium units following the consumption tax hike that went into effect in April 2014.

Segment revenues decreased 10% to ¥182,321 million compared to ¥203,382 million in the previous fiscal year due primarily to decrease in rental revenues, which are included in operating leases revenues and finance revenues, which decreased in line with the decreased asset balance, and decrease in sales of real estate due to decreased number of condominiums sold. On the other hand, gains on sales of real estate under operating leases, which are included in operating leases revenues, and services income both increased. The increase in services income was due primarily to solid performance by the facility operation business and increased fees from asset management.

Segment expenses remained at almost the same level compared to the previous fiscal year with a decrease in the cost of real estate sold offset by an increase in write-downs of long-lived assets.

As a result of the foregoing, segment profits decreased 81% to ¥3,484 million compared to ¥17,956 million during the previous fiscal year.

Segment assets decreased 13% to ¥835,386 million compared to the end of the previous fiscal year due primarily to a decrease in investment in operating leases which resulted from sales of rental properties.

	Fiscal Year ended March 31, 2014	Fiscal Year ended March 31, 2015	Change
	(millions of yen)	(millions of yen)	(millions of yen)	Year on Year Change
Segment Revenues	203,382	182,321	(21,061)	(10%)
Segment Profits	17,956	3,484	(14,472)	(81%)

	As of March 31, 2014	As of March 31, 2015	Change
	(millions of yen)	(millions of yen)	(millions of yen)	Year on Year Change
Segment Assets	962,404	835,386	(127,018)	(13%)

Investment and Operation Segment: Environment and energy-related business, principal investment, and loan servicing (asset recovery)

In the Japanese environment and energy-related business, even though the government is reassessing the renewable energy purchase program, the significance of renewable energy in the mid-long term is on the rise, with investment targets expanding beyond solar power generation projects to include wind and geothermal power generation projects. In the capital markets, the fiscal year ended March 31, 2015 marked the fifth consecutive year of increase in the number of initial public offerings. This favorable capital markets environment has continued into this fiscal year.

Segment revenues increased 181% to ¥666,120 million compared to ¥236,879 million during the previous fiscal year due to increases in services income and sales of goods and real estate contributed by newly acquired subsidiaries, environment and energy-related business, and consolidation of DAIKYO.

Segment expenses also increased compared to the previous fiscal year due to increase in expenses in connection with newly acquired subsidiaries, DAIKYO, and environment and energy-related business.

Meanwhile, because we recognized a valuation gain in connection with DAIKYO becoming a consolidated subsidiary from an equity method affiliate during the previous fiscal year, segment profits decreased 56% to ¥42,414 million from ¥95,786 million during the previous fiscal year.

Segment assets increased 20% to ¥660,014 million compared to the end of the previous fiscal year due primarily to an increase in property under facility operations contributed by the newly acquired subsidiaries and environment and energy-related business, and an increase in inventories of DAIKYO, offsetting a decrease in installment loans in the loan servicing business.

	Fiscal Year ended March 31, 2014	Fiscal Year ended March 31, 2015	Change
	(millions of yen)	(millions of yen)	(millions of yen)	Year on Year Change
Segment Revenues	236,879	666,120	429,241	181%
Segment Profits	95,786	42,414	(53,372)	(56%)

	As of March 31, 2014	As of March 31, 2015	Change
	(millions of yen)	(millions of yen)	(millions of yen)	Year on Year Change
Segment Assets	552,183	660,014	107,831	20%

Retail Segment: Life insurance, banking and card loan business

Although the life insurance business is being affected by macroeconomic factors such as domestic population decline, we are seeing increasing numbers of companies developing new products in response to the rising demand for medical insurance. In the consumer finance sector, loan demand is increasing due to improved consumer confidence resulting from Japan’s economic recovery, and consumer finance providers are enhancing their marketing activities accordingly.

Segment revenues increased 101% to ¥425,977 million compared to ¥211,612 million during the previous fiscal year due to recognition of a gain on sale of shares of Monex Group Inc. and an increase in revenues resulting from the acquisition of HLIKK on July 1, 2014. In addition, an increase in finance revenues in the banking business and an increase in revenues driven by growth in the number of policies in force in the life insurance business also contributed to higher segment revenues.

Segment expenses increased compared to the previous fiscal year due primarily to an increase in insurance related expenses in connection with the consolidation of HLIKK, in addition to an increase in selling, general, and administrative expenses.

In addition to the foregoing, with a bargain purchase gain resulting from the acquisition of HLIKK, segment profits increased 142% to ¥120,616 million compared to ¥49,871 million during the previous fiscal year.

Segment assets increased 71% to ¥3,700,635 million compared to the end of the previous fiscal year as a result of an increase in investment in securities being held by HLIKK, in addition to an increase in assets in the banking business.

	Fiscal Year ended March 31, 2014	Fiscal Year ended March 31, 2015	Change
	(millions of yen)	(millions of yen)	(millions of yen)	Year on Year Change
Segment Revenues	211,612	425,977	214,365	101%
Segment Profits	49,871	120,616	70,745	142%

	As of March 31, 2014	As of March 31, 2015	Change
	(millions of yen)	(millions of yen)	(millions of yen)	Year on Year Change
Segment Assets	2,166,986	3,700,635	1,533,649	71%

Overseas Business Segment: Leasing, lending, investment in bonds, investment banking, asset management and ship- and aircraft-related operations

While the world economy is now on the course of recovery, thanks to solid economic growth in the United States and other countries, protracted low growth rate of European economies, economic deterioration of resource exporting countries due to the sharp decline of oil prices, and downward revision of China’s economic growth rate target are continuing to create uneven economic landscapes among different economies.

Segment revenues increased 36% to ¥561,893 million compared to ¥412,157 million during the previous fiscal year due primarily to an increase in services income resulting from greater fee revenues contributed by business operation in the United States and by the asset management business of Robeco, which we acquired on July 1, 2013.

Segment expenses increased compared to the previous fiscal year due primarily to an increase in expenses from asset management business of Robeco, in addition to an increase in selling, general, and administrative expenses.

In addition to the foregoing, we recognized a gain on sale of partial shares of STX Energy Co., Ltd. (presently GS E&R Corp., hereinafter, “STX Energy”), which as a result of the sale became an equity method affiliate from a consolidated subsidiary. Segment profits increased 49% to ¥104,143 million compared to ¥69,688 million during the previous fiscal year.

Segment assets increased 10% to ¥2,178,895 million compared to the end of the previous fiscal year due primarily to increases in installment loans and investment in securities in the United States offsetting a decrease in property under facility operations due to sale of partial shares of STX Energy, which as a result of the sale became an equity method affiliate from a consolidated subsidiary.

	Fiscal Year ended March 31, 2014	Fiscal Year ended March 31, 2015	Change
	(millions of yen)	(millions of yen)	(millions of yen)	Year on Year Change
Segment Revenues	412,157	561,893	149,736	36%
Segment Profits	69,688	104,143	34,455	49%

	As of March 31, 2014	As of March 31, 2015	Change
	(millions of yen)	(millions of yen)	(millions of yen)	Year on Year Change
Segment Assets	1,972,138	2,178,895	206,757	10%

Outlook and Forecast

In addition to sustainable growth exhibited in our existing business operations, we believe that there are further growth opportunities in all of our segments and we will strive to achieve a sustainable profit growth by capitalizing on these profit opportunities going forward. For details of medium-term management targets, refer to “2. Management Policies (3) Medium-Term Management Targets” on page 10.

Although forward-looking statements in this document are attributable to current information available to ORIX Corporation and are based on assumptions deemed rational by ORIX Corporation, actual financial results may differ materially due to various factors, including, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission on June 26, 2014. Readers are urged not to place undue reliance on such forward-looking statements.

(2) Analysis of Consolidated Financial Condition

Assets, Liabilities, Shareholders’ Equity and Cash Flow Information

		As of March 31, 2014	As of March 31, 2015	Change	Year on Year Change
Total Assets	(millions of yen)	9,066,961	11,443,628	2,376,667	26%
(Segment Assets)		7,267,798	9,170,249	1,902,451	26%
Total Liabilities	(millions of yen)	6,917,419	9,058,656	2,141,237	31%
(Long- and Short-term Debt)		4,160,999	4,417,730	256,731	6%
(Deposits)		1,206,413	1,287,380	80,967	7%
Shareholders’ Equity	(millions of yen)	1,919,346	2,152,198	232,852	12%
Shareholders’ Equity Per Share	(yen)	1,465.77	1,644.60	178.83	12%

Note 1:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on US-GAAP. Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets increased 26% to ¥11,443,628 million compared to ¥9,066,961 million at the end of the previous fiscal year. Investment in securities and other assets increased primarily in conjunction with the acquisition of HLIKK. In addition, installment loans increased primarily in the United States. Meanwhile, investment in operating leases decreased due to sales of rental properties and aircraft. Segment assets increased 26% compared to the end of the previous fiscal year to ¥9,170,249 million.

We manage the balance of interest-bearing liabilities at an appropriate level taking into account the condition of assets and liquidity on-hand as well as the domestic and overseas financial environment. As a result, long-term debt and deposits increased compared to the end of the previous fiscal year. In addition, policy liabilities and policy account balances for variable annuity and variable life insurance contracts increased in connection with the consolidation of HLIKK.

Shareholders’ equity increased 12% to ¥2,152,198 million compared to the end of the previous fiscal year primarily due to an increase in retained earnings.

Summary of Cash Flows

Cash and cash equivalents increased by ¥9,479 million to ¥827,518 million compared to the end of the previous fiscal year.

Cash flows provided by operating activities were ¥257,611 million during the fiscal year, down from ¥478,006 million during the previous fiscal year due primarily to a net decrease in policy liabilities and policy account balances resulting from the consolidation of HLIKK, which were partially offset by a higher net income recorded compare to the previous fiscal year.

Cash flows used in investing activities were ¥467,801 million during the fiscal year, up from ¥215,314 million during the previous fiscal year. This change was primarily due to an increase in installment loans made to customers, purchase of property under facility operations, and a decrease in principal collected on installment loans.

Cash flows provided by financing activities were ¥213,432 million during the fiscal year compared to the outflow of ¥277,704 million during the previous fiscal year. This change was primarily due to an increase in long-term debt funding which also resulted a decrease in debt repayment.

Trend in Cash Flow-Related Performance Indicators

	March 31, 2014	March 31, 2015
Shareholders’ Equity Ratio	21.2%	18.8%
Shareholders’ Equity Ratio based on Market Value	19.6%	19.3%
Interest-bearing Debt to Cash Flow Ratio	11.2	22.1
Interest Coverage Ratio	5.8X	3.5X

Shareholders’ Equity Ratio: ORIX Corporation Shareholders’ Equity/Total Assets

Shareholders’ Equity Ratio based on Market Value: Total Market Value of Listed Shares/Total Assets

Interest-bearing Debt to Cash Flow Ratio: Interest bearing Debt/Cash Flow

Interest Coverage Ratio: Cash Flow/Interest Payments

Note 2:	All figures have been calculated on a consolidated basis.
Note 3:	Total market value of listed shares has been calculated based on the number of outstanding shares excluding treasury stock.
Note 4:	Cash flow refers to cash flows from operating activities.
Note 5:	Interest-bearing debt refers to short- and long-term debt and deposits listed on the consolidated balance sheets.

(3) Profit Distribution Policy and Dividends for the Fiscal Year Ended March 31, 2015 and the Fiscal Year Ending March 31, 2016

ORIX aims to increase shareholder value by utilizing the profits earned from business activities that were secured primarily as retained earnings, by strengthening its business foundation and investing for growth. At the same time, ORIX expects to make steady and sustainable distribution of dividends that reflect its business performance.

Based on this basic policy, the annual dividend is raised to 36 yen per share from 23 yen per share in the previous fiscal year.

In share buyback decisions, ORIX will take into account the adequate level of retained earnings and act flexibly by considering factors such as changes in the business environment, trend in stock prices, and the company’s financial condition.

For the next fiscal year that ends on March 31, 2016, emphasis is placed upon the optimal balance between securing capital for investment in future profit growth and return to the shareholders. Furthermore, dividend distribution is scheduled twice a year with an interim dividend and a year-end dividend. The interim dividend for the next fiscal year is projected at 22 yen per share. The year-end dividend for the next fiscal year is to be determined.

(4) Risk Factors

With the announcement of our results for the fiscal year ended March 31, 2015, we believe no additional items have arisen concerning “Risk Factors” as stated in our latest Form 20-F submitted to the U.S. Securities and Exchange Commission on June 26, 2014.

2. Management Policies

(1) Management’s Basic Policy

The ORIX Group’s corporate philosophy and management policy are shown below.

Corporate Philosophy

ORIX is constantly anticipating market needs and working to contribute to society by developing leading financial services on a global scale and striving to offer innovative products that create new value for customers.

Management Policy

•	ORIX strives to meet the diverse needs of its customers and to deepen trust by constantly providing superior services.

•	ORIX aims to strengthen its base of operations and achieve sustained growth by integrating its resources to promote synergies amongst different units.

•	ORIX makes efforts to develop a corporate culture that shares a sense of fulfillment and pride by developing personnel resources through corporate programs and promoting professional development.

•	ORIX aims to attain stable medium- and long-term growth in shareholder value by implementing these initiatives.

Action Guidelines

Creativity: Develop the flexibility and foresight to constantly take actions that are creative and innovative.

Integration: Enhance ORIX Group strength by actively exchanging knowledge, ideas, and experiences.

(2) Target Performance Indicators

In its pursuit of sustainable growth, ORIX will use the following performance indicators: Net income attributable to ORIX Corporation shareholders to indicate profitability, ROE to indicate capital efficiency and ROA to indicate asset efficiency. ORIX aims to achieve a mid-term net income target of ¥300 billion for the fiscal year ending March 31, 2018, and ROE around 11% to 12% by striving to increase asset efficiency through quality asset expansion to capture business opportunities along with increased capital efficiency by strengthening profit-earning opportunities such as fee-based businesses.

Three-year trends in performance indicators are as follows.

		March 31, 2013	March 31, 2014	March 31, 2015
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	111,909	187,364	234,948
ROE	(%)	7.4	10.5	11.5
ROA	(%)	1.33	2.14	2.29

(3) Medium-Term Management Targets

ORIX continues to provide innovative and flexible solutions to address changes in the market environment and needs. ORIX’s diversified business portfolio consists of six business segments: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail, and Overseas Business. These business segments are closely integrated with each other to create greater value through sharing know-how and expertise.

ORIX, using its diversified business portfolio as basis, intends to capitalize on its business foundation, client base, industry know-how and accumulated expertise, to continuously improve profitability by providing high value-added services to the market. Furthermore, under our mid-term strategy of “Expansion in Non-Finance Business”, ORIX aims to achieve sustainable profit growth.

Our strategy of “Expansion in Non-Finance Business” consists of “Organic growth” and “Investment in key areas”. With these principles, we will pursue new business opportunities arising from the changing business environment.

•

“Organic growth”: Deepen our strength and expertise to further expand our automobile-related business in Japan and abroad, to develop new peripheral businesses based on Yayoi’s business platform, further diversify our overseas business portfolios, and expand our life insurance business.

•

“Investment in key areas”: Position asset turnover as an important strategy and continue to pursue new investment opportunities in key areas identified as environment and energy-related business, network in Asia, asset management, and principal investment. In conjunction with the new investments, we will also pursue divestments of low-profitability and low-growth assets.

(4) Corporate Challenges to be Addressed

It is vital for ORIX to continue to maintain and develop a business structure that flexibly and swiftly adapts to the changing business environment. ORIX will take the following three steps in order to achieve the aforementioned mid-term management targets.

1.	Further advancement of risk management

2.	Pursue transactions that are both socially responsible and economically viable

3.	Create a fulfilling workplace

1.	Further advancement of risk management: Fortify ORIX’s growth-supporting risk management foundation by enhancing the expertise necessary to manage risk, and further refining the ability to discern good risks from bad ones.

2.	Pursue transactions that are both socially responsible and economically viable: Pursue transactions that are socially responsible from a social and environmental standpoint while providing products and services that are valued by clients and improve ORIX profitability.

3.	Create a fulfilling workplace: Focus on ORIX’s strengths as a global organization to create a fulfilling work environment for all employees regardless of nationality, age, gender, background or type of employment.

3. Consideration in the Selection of Accounting Standard

We have been adopting U.S. GAAP as the accounting standard that most appropriately reflects our business activities in our financial reporting.

Adopting U.S. GAAP in our financial reporting also enables us to maintain consistency and comparability with past financial results and we believe that is beneficial for our stakeholders.

4. Financial Information

(1) Condensed Consolidated Balance Sheets

(As of March 31, 2014 and 2015)

(Unaudited)

	(millions of yen)

Assets	March 31, 2014	March 31, 2015
Cash and Cash Equivalents	818,039	827,518
Restricted Cash	87,035	85,561
Investment in Direct Financing Leases	1,094,073	1,216,454
Installment Loans	2,315,555	2,478,054
(The amounts of ¥12,631 million as of March 31, 2014 and ¥ 15,361 million as of March 31, 2015 are measured at fair value by electing the fair value option under ASC 825.)
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(84,796)	(72,326)
Investment in Operating Leases	1,379,741	1,296,220
Investment in Securities	1,214,452	2,846,257
(The amounts of ¥11,433 million as of March 31, 2014 and ¥ 16,891 million as of March 31, 2015 are measured at fair value by electing the fair value option under ASC 825.)
Property under Facility Operations	295,863	278,100
Investment in Affiliates	297,325	378,087
Trade Notes, Accounts and Other Receivable	193,369	348,404
Inventories	106,031	165,540
Office Facilities	128,060	131,556
Other Assets	1,222,214	1,464,203
(The amount of ¥36,038 million as of March 31, 2015 is measured at fair value by electing the fair value option under ASC 825.)

Total Assets	9,066,961	11,443,628

Liabilities and Equity

Short-Term Debt	308,331	284,785
Deposits	1,206,413	1,287,380
Trade Notes, Accounts and Other Payable	263,823	335,936
Policy Liabilities and Policy Account Balances	454,436	2,073,650
(The amount of ¥1,254,483 million as of March 31, 2015 is measured at fair value by electing the fair value option under ASC 825.)
Current and Deferred Income Taxes	311,871	345,514
Long-Term Debt	3,852,668	4,132,945
Other Liabilities	519,877	598,446

Total Liabilities	6,917,419	9,058,656

Redeemable Noncontrolling Interests	53,177	66,901

Commitments and Contingent Liabilities

Common Stock	219,546	220,056
Additional Paid-in Capital	255,449	255,595
Retained Earnings	1,468,172	1,672,585
Accumulated Other Comprehensive Income	38	30,373
Treasury Stock, at Cost	(23,859)	(26,411)

Total ORIX Corporation Shareholders’ Equity	1,919,346	2,152,198

Noncontrolling Interests	177,019	165,873

Total Equity	2,096,365	2,318,071

Total Liabilities and Equity	9,066,961	11,443,628

	March 31, 2014	March 31, 2015
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	38,651	50,330
Defined benefit pension plans	(6,230)	(19,448)
Foreign currency translation adjustments	(31,949)	431
Net unrealized losses on derivative instruments	(434)	(940)

	38	30,373

(2) Condensed Consolidated Statements of Income

(For the Years Ended March 31, 2014 and 2015)

(Unaudited)

	(millions of yen)

	Year ended March 31, 2014	Period -over- period (%)	Year ended March 31, 2015	Period -over- period (%)
Revenues :
Finance revenues	191,700	90	186,883	97
Gains on investment securities and dividends	27,181	78	56,395	207
Operating leases	330,606	109	363,095	110
Life insurance premiums and related investment income	155,406	112	351,493	226
Sales of goods and real estate	179,884	222	450,869	251
Services income	490,515	174	765,548	156

Total Revenues	1,375,292	131	2,174,283	158

Expenses :
Interest expense	82,968	82	72,647	88
Costs of operating leases	216,568	111	238,157	110
Life insurance costs	108,343	110	271,948	251
Costs of goods and real estate sold	162,989	224	402,021	247
Services expense	260,278	163	425,676	164
Other (income) and expense, net	(21,001)	—	23,674	—
Selling, general and administrative expenses	316,851	140	427,816	135
Provision for doubtful receivables and probable loan losses	13,838	138	11,631	84
Write-downs of long-lived assets	23,421	131	34,887	149
Write-downs of securities	7,989	35	8,997	113

Total Expenses	1,172,244	130	1,917,454	164

Operating Income	203,048	135	256,829	126

Equity in Net Income of Affiliates	18,368	133	30,531	166
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	64,923	824	20,575	32
Bargain Purchase Gain	—	—	36,082	—

Income before Income Taxes and Discontinued Operations	286,339	166	344,017	120

Provision for Income Taxes	98,553	184	89,057	90

Income from Continuing Operations	187,786	158	254,960	136

Discontinued Operations:
Income from discontinued operations, net	12,182		463
Provision for income taxes	(4,681)		(166)

Discontinued operations, net of applicable tax effect	7,501	—	297	4

Net Income	195,287	164	255,257	131

Net Income Attributable to the Noncontrolling Interests	3,815	121	15,339	402

Net Income Attributable to the Redeemable Noncontrolling Interests	4,108	103	4,970	121

Net Income Attributable to ORIX Corporation Shareholders	187,364	167	234,948	125

Note 1:	Pursuant to ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.
2:	Pursuant to Accounting Standards Update 2014-08 (“Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” —ASC 205 (“Presentation of Financial Statements”) and ASC 360 (“Property, Plant, and Equipment”)) which was early adopted on April 1, 2014, the results of operations for the year ended March 31, 2015 have reflected the adoption of this Update. This Update does not apply to a component or a group of components, which was disposed or classified as held for sale before the adoption date. Therefore in accordance with previous ASC205-20, the results of these operation of subsidiaries and businesses, which were classified as held for sale as of March 31, 2014 are reported as discontinued operations for the year ended March 31, 2015.

(3) Condensed Consolidated Statements of Comprehensive Income

(For the Years Ended March 31, 2014 and 2015)

(Unaudited)

(millions of yen)

	Year ended March 31, 2014	Year ended March 31, 2015
Net Income :	195,287	255,257

Other comprehensive income (loss), net of tax:
Net change of unrealized gains on investment in securities	10,603	9,867
Net change of defined benefit pension plans	3,570	(14,952)
Net change of foreign currency translation adjustments	36,928	37,155
Net change of unrealized gains (losses) on derivative instruments	1,487	(561)
Total other comprehensive income	52,588	31,509

Comprehensive Income	247,875	286,766

Comprehensive Income Attributable to the Noncontrolling Interests	16,003	7,314

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	8,207	14,265

Comprehensive Income Attributable to ORIX Corporation Shareholders	223,665	265,187

(4) Condensed Consolidated Statements of Changes in Equity

(For the Years Ended March 31, 2014 and 2015)

(Unaudited)

	(millions of yen)

	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2013	194,039	229,600	1,305,044	(36,263)	(48,824)	1,643,596	43,977	1,687,573

Contribution to subsidiaries						—	89,233	89,233
Transaction with noncontrolling interests		239				239	2,055	2,294
Comprehensive income, net of tax:
Net income			187,364			187,364	3,815	191,179
Other comprehensive income
Net change of unrealized gains on investment in securities				9,677		9,677	926	10,603
Net change of defined benefit pension plans				3,357		3,357	213	3,570
Net change of foreign currency translation adjustments				21,810		21,810	11,019	32,829
Net change of unrealized gains on derivative instruments				1,457		1,457	30	1,487

Total other comprehensive income						36,301	12,188	48,489

Total comprehensive income						223,665	16,003	239,668

Cash dividends			(15,878)			(15,878)	(2,099)	(17,977)
Conversion of convertible bond	25,066	24,878				49,944	—	49,944

Exercise of stock options	441	422				863	—	863
Acquisition of treasury stock					(19)	(19)	—	(19)
Acquisition of Robeco			(5,471)		24,880	19,409	27,850	47,259
Other, net		310	(2,887)		104	(2,473)	—	(2,473)

Balance at March 31, 2014	219,546	255,449	1,468,172	38	(23,859)	1,919,346	177,019	2,096,365

Contribution to subsidiaries						—	26,447	26,447
Transaction with noncontrolling interests		(505)		96		(409)	(40,735)	(41,144)
Comprehensive income, net of tax:
Net income			234,948			234,948	15,339	250,287
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				11,679		11,679	(1,812)	9,867
Net change of defined benefit pension plans				(13,218)		(13,218)	(1,734)	(14,952)
Net change of foreign currency translation adjustments				32,284		32,284	(4,424)	27,860
Net change of unrealized gains (losses) on derivative instruments				(506)		(506)	(55)	(561)

Total other comprehensive income (loss)						30,239	(8,025)	22,214

Total comprehensive income						265,187	7,314	272,501

Cash dividends			(30,117)			(30,117)	(4,172)	(34,289)
Exercise of stock options	510	504				1,014	—	1,014
Acquisition of treasury stock					(3,423)	(3,423)	—	(3,423)
Disposition of treasury stock		(697)	(174)		871	—	—	—
Other, net		844	(244)			600	—	600

Balance at March 31, 2015	220,056	255,595	1,672,585	30,373	(26,411)	2,152,198	165,873	2,318,071

Note:	Changes in the redeemable noncontrolling interests are not included in the table.

(5) Condensed Consolidated Statements of Cash Flows

(For the Years Ended March 31, 2014 and 2015)

(Unaudited)

	Millions of yen

	Year ended March 31, 2014	Year ended March 31, 2015
Cash Flows from Operating Activities:
Net income	195,287	255,257
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	206,670	229,583
Provision for doubtful receivables and probable loan losses	13,838	11,631
Equity in net income of affiliates (excluding interest on loans)	(18,159)	(30,267)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(64,923)	(20,575)
Bargain purchase gain	—	(36,082)
Gains on sales of available-for-sale securities	(14,149)	(32,077)
Gains on sales of operating lease assets	(23,692)	(34,425)
Write-downs of long-lived assets	23,421	34,887
Write-downs of securities	7,989	8,997
Decrease (Increase) in restricted cash	22,366	(1,922)
Decrease in trading securities	21,300	441,554
Decrease (Increase) in inventories	25,581	(13,481)
Increase in trade notes, accounts and other receivable	(17,572)	(20,742)
Increase in trade notes, accounts and other payable	26,505	34,275
Increase (Decrease) in policy liabilities and policy account balances	28,429	(506,043)
Other, net	45,115	(62,959)

Net cash provided by operating activities	478,006	257,611

Cash Flows from Investing Activities:
Purchases of lease equipment	(859,568)	(907,484)
Principal payments received under direct financing leases	459,003	488,522
Installment loans made to customers	(1,035,564)	(1,109,458)
Principal collected on installment loans	1,264,645	977,272
Proceeds from sales of operating lease assets	251,904	272,040
Investment in affiliates, net	(45,084)	(27,698)
Proceeds from sales of investment in affiliates	15,429	2,128
Purchases of available-for-sale securities	(897,246)	(982,415)
Proceeds from sales of available-for-sale securities	318,697	511,868
Proceeds from redemption of available-for-sale securities	473,126	398,280
Purchases of held-to-maturity securities	(8,519)	(20,522)
Purchases of other securities	(24,761)	(27,489)
Proceeds from sales of other securities	26,501	67,982
Purchases of property under facility operations	(48,195)	(81,311)
Acquisitions of subsidiaries, net of cash acquired	(94,586)	(73,240)
Sales of subsidiaries, net of cash disposed	—	47,800
Other, net	(11,096)	(4,076)

Net cash used in investing activities	(215,314)	(467,801)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	(106,783)	3,819
Proceeds from debt with maturities longer than three months	1,211,797	1,302,151
Repayment of debt with maturities longer than three months	(1,501,403)	(1,142,682)
Net increase in deposits due to customers	127,610	80,924
Cash dividends paid to ORIX Corporation shareholders	(15,878)	(30,117)
Contribution from noncontrolling interests	11,089	7,919
Net increase (decrease) in call money	(5,000)	6,000
Other, net	864	(14,582)

Net cash provided by (used in) financing activities	(277,704)	213,432

Effect of Exchange Rate Changes on Cash and Cash Equivalents	6,755	6,237

Net increase (decrease) in Cash and Cash Equivalents	(8,257)	9,479
Cash and Cash Equivalents at Beginning of Year	826,296	818,039

Cash and Cash Equivalents at End of Year	818,039	827,518

Note

1:	Certain line items presented in the condensed consolidated balance sheets, the condensed consolidated statements of income and the condensed consolidated statements of cash flows have been changed as follows in the fiscal year ended March 31, 2015. Corresponding to these changes, the presented amounts in the condensed consolidated balance sheets, the condensed consolidated statements of income and the condensed consolidated statements of cash flows for the previous fiscal year have also been reclassified retrospectively to conform to the presentation for this fiscal year.

(Condensed Consolidated Balance Sheets)

•

“Other Operating Assets” has been changed to “Property under Facility Operations.” Along with this change, a part of the assets previously included in “Other Operating Assets” has been reclassified into “Other Assets.”

•	“Trade Notes, Accounts and Other Receivable” previously included in “Other Receivables” has separately been presented.

•

“Time Deposits,” a part of assets previously included in “Other Operating Assets,” a part of assets previously included in “Other Receivables” and “Prepaid Expenses” have been presented as “Other Assets.”

•	“Trade Notes, Accounts and Other Payable” previously included in “Trade Notes, Accounts and Other Liabilities “ has separately been presented.

•	“Accrued Expenses,” “Security Deposits” and certain liabilities previously classified as “Trade Notes, Accounts Payable and Other Liabilities” have been presented as “Other Liabilities.”

(Condensed Consolidated Statements of Income)

•

“Direct financing leases” and “Interest on loans and investment securities” have been presented as “Finance revenues.” Certain finance-related revenues previously included in “Other operating revenues” have been included in “Finance revenues.”

•	“Brokerage commissions and net gains on investment securities” has been changed to “Gains on investment securities and dividends.”

•	“Gains (losses) on sales of real estate under operating leases” has been reclassified and combined into “Operating leases.”

•

“Real estate sales” and “Sales of goods” have been reclassified and combined into “Sales of goods and real estate.” “Costs of real estate sales” and “Costs of goods sold” have been reclassified and combined into “Costs of goods and real estate sold.”

•

“Revenues from asset management and servicing” and part of the service-related revenues previously classified under “Other operating revenues” have been reclassified into “Services income.” “Expenses from asset management and servicing” and part of service-related expenses previously classified under “Other operating expenses” have been reclassified into “Services expense.”

•

“Foreign currency transaction loss (gain), net” and revenues and expenses other than service-related those were previously classified under “Other operating revenues” and “Other operating expenses,” as well as part of expenses previously classified under “Selling, general and administrative expenses,” have been reclassified and combined into “Other (income) and expense, net.”

(Condensed Consolidated Statements of Cash flows)

•

“Gains on sales of real estate under operating lease” and “Gains on sales of operating lease assets other than real estate” have been combined and presented as “Gains on sales of operating lease assets” in cash flows from operating activities.

•

“Increase in trade notes, accounts and other receivable” previously included in “Increase in other receivables” has separately been presented. A part of assets previously included in “Increase in trade notes, accounts and other receivable” has been reclassified into “Other, net” in cash flows from operating activities.

•

“Increase in trade notes, accounts and other payable” previously included in “Increase in trade notes, accounts payable and other liabilities” has separately been presented. A part of liabilities previously included in “Increase in trade notes, accounts and other liabilities” has been reclassified into “Other, net” in cash flows from operating activities.

•	“Decrease in accrued expenses” has been reclassified into “Other, net” in cash flows from operating activities.

•

“Purchases of other operating assets” has been changed to “Purchases of property under facility operations.” A part of assets previously included in “Purchases of other operating assets” has been reclassified into “Other, net” in cash flows from investing activities.

2:	During this fiscal year, the closing date of the accounting period of DAIKYO, which is grouped under Investment and Operation segment has been changed in order to eliminate the accounting period gap that previously existed between DAIKYO and ORIX. For details, refer to “4.Financial Information, Significant Accounting Policies.”

(6) Assumptions for Going Concern

There is no corresponding item.

(7) Segment Information (Unaudited)

1. Segment Information by Sector

(millions of yen)

	Year ended March 31, 2014		Year ended March 31, 2015		March 31, 2014	March 31, 2015
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services	78,825	24,874	85,502	25,519	992,078	1,132,468
Maintenance Leasing	251,328	37,062	263,499	40,366	622,009	662,851
Real Estate	203,382	17,956	182,321	3,484	962,404	835,386
Investment and Operation	236,879	95,786	666,120	42,414	552,183	660,014
Retail	211,612	49,871	425,977	120,616	2,166,986	3,700,635
Overseas Business	412,157	69,688	561,893	104,143	1,972,138	2,178,895

Segment Total	1,394,183	295,237	2,185,312	336,542	7,267,798	9,170,249

Difference between Segment Total and Consolidated Amounts	(18,891)	(8,898)	(11,029)	7,475	1,799,163	2,273,379

Consolidated Amounts	1,375,292	286,339	2,174,283	344,017	9,066,961	11,443,628

Note 1:	The Company evaluates the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.
Note 2:	For certain VIEs that are used for securitization and are consolidated in accordance with ASC 810-10 (“Consolidations”), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs. Certain gains or losses related to assets and liabilities of consolidated VIEs, which are not ultimately attributable to the Company and its subsidiaries, are excluded from segment profits.
Note 3:	From the fiscal year ended March 31, 2015, inter-segment transactions have been included in segment revenues, and eliminations of inter-segment transactions have been included in difference between segment total and consolidated amounts. As a result of the foregoing, we have reclassified the segment information for the previous fiscal year.
Note 4:	During the fiscal year ended March 31, 2015, we eliminated the accounting period gap that previously existed between ORIX and DAIKYO, which is grouped under Investment and Operation segment. Based on this change, we have retrospectively adjusted the segment information for the previous fiscal year.

2. Geographic Information

(millions of yen)

	Year Ended March 31, 2014
	Japan	Americas*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	977,427	131,797	292,675	(26,607)	1,375,292
Income before Income Taxes*1	211,442	42,901	44,178	(12,182)	286,339

(millions of yen)

	Year Ended March 31, 2015
	Japan	Americas*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	1,602,610	209,923	363,964	(2,214)	2,174,283
Income before Income Taxes*1	228,063	32,382	84,035	(463)	344,017

*Note 1:	Results of discontinued operations, pre-tax are included in each amount attributed to each geographic area.
*Note 2:	Mainly United States
*Note 3:	Mainly Asia, Europe, Australasia and Middle East
Note 4:	Robeco, one of the Company’s subsidiaries domiciled in the Netherlands, conducts principally an asset management business. Due to the integrated nature of such business with its customer base spread across the world, “Other” locations include the total revenues and the income before income taxes of Robeco, respectively, for the fiscal year ended March 31, 2014 and the fiscal year ended March 31, 2015. The revenues of Robeco aggregated on a legal entity basis were ¥58,997 million in Americas and ¥52,169 million in Other for the fiscal year ended March 31, 2014, and ¥99,059 million in Americas and ¥96,966 million in Other for the fiscal year ended March 31, 2015.

(8) Per Share Data

(For the Years Ended March 31, 2014 and 2015)

(Unaudited)

	Year ended March 31, 2014	Year ended March 31, 2015
	(millions of yen)
Income attributable to ORIX Corporation shareholders from continuing operations	180,070	234,651
Effect of dilutive securities -
Expense related to convertible bond	265	—

Income from continuing operations for diluted EPS Computation	180,335	234,651

	(thousands of shares)
Weighted-average shares	1,268,081	1,309,144
Effect of Dilutive Securities -
Conversion of convertible bond	40,057	—
Exercise of stock option	2,117	1,865

Weighted-average shares for diluted EPS computation	1,310,255	1,311,009

		(yen)
Earnings per share for income attributable to ORIX Corporation shareholders from continuing operations
Basic	142.00	179.24
Diluted	137.63	178.99

		(yen)
Shareholders’ equity per share	1,465.77	1,644.60

Note:	In fiscal 2014, the diluted EPS calculation excludes stock options for 6,815 thousand shares, as they were antidilutive.
In fiscal 2015, the diluted EPS calculation excludes stock options for 6,499 thousand shares, as they were antidilutive.

Significant Accounting Policies

(Application of New Accounting Standards)

In April 2014, Accounting Standards Update 2014-08 (“Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”—ASC 205 (“Presentation of Financial Statements”) and ASC 360 (“Property, Plant, and Equipment”)) was issued. This Update requires an entity to report a disposal or a classification as held for sale of a component of an entity or a group of components of an entity in discontinued operations if it represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. The Company and its subsidiaries early adopted this Update on April 1, 2014. In accordance with this Update, the Company and its subsidiaries report a disposal of a component or a group of components of the Company and its subsidiaries in discontinued operations if the disposal represents a strategic shift which has (or will have) a major effect on the company and its subsidiaries’ operations and financial results when the component or group of components is disposed by sale or classified as held for sale on or after April 1, 2014.

This Update does not apply to a disposal or a classification as held for sale of a component or a group of components of the Company and its subsidiaries which have previously been reported in the financial statements. Accordingly, during the fiscal year ended March 31, 2015, the Company and its subsidiaries continue to report gains on sales and the results of operations of subsidiaries and business units, which was classified as held for sale at March 31, 2014, as income from discontinued operations in the accompanying consolidated statements of income in accordance with ASC 205-20 prior to the early adoption of the amendments.

(Change of Accounting Policies)

A lag period of up to three months is used on a consistent basis for recognizing the results of certain subsidiaries and affiliates. Since its acquisition on February 27, 2014, the Company had been consolidating DAIKYO on a lag basis. In order to reflect DAIKYO’s financial position and results of operations and cash flows in the Company’s consolidated financial statements in a concurrent manner, the Company eliminated the lag period and has aligned the fiscal year end of DAIKYO with the Company’s fiscal year end of March 31 during the year ended March 31, 2015.

Because the elimination of a lag period represents a change in accounting principle, the Company retrospectively adjusted the previous year’s consolidated financial statements for the effects of the lag accounting.

Subsequent Events

There are no material subsequent events.

Announcement Regarding Dividend for the Fiscal Year Ended March 31, 2015 and Dividend

Forecast for the Fiscal Year Ending March 31, 2016

TOKYO, Japan – May 12, 2015 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced the details relating to expected dividend for the fiscal year ended March 31, 2015. The dividend amount will be formally decided at a meeting of the Board of Directors held on May 20, 2015, after a statutory audit of the financial reports for the fiscal year ended March 31, 2015. The dividend forecast for the fiscal year ending March 31, 2016 (hereinafter, the “Current Fiscal Year”) is also included in this announcement as below.

Dividend Detail

	Amount Decided	Dividend Paid for the Fiscal Year Ended March 31, 2014
Record Date	March 31, 2015	March 31, 2014
Dividend Per Share	36 yen	23 yen
Total Dividend Amount	47,188 million yen	30,117 million yen
Effective Date	June 3, 2015	June 3, 2014
Source of Dividend	Retained earnings	Retained earnings

Basic Profit Distribution Policy and Reason for Changing Per Share Dividend

ORIX aims to increase shareholder value by utilizing the profits earned from its business activities that were secured primarily as retained earnings, for strengthening its business foundation and investments for growth. At the same time, ORIX will make steady and sustainable distribution of dividends that reflect its business performance.

Regarding share buybacks, ORIX will take into account the adequate level of retained earnings and act flexibly and accordingly by considering the factors such as changes in the economic environment, trend in stock prices, and the company’s financial condition.

The dividend payout ratio for the Current Fiscal Year has also been decided at 20%.

Reference:

Dividend Per Share
	Interim	Fiscal Year End	Annual
Fiscal Year ended March 31, 2015	—	36 yen	36 yen
Fiscal Year ended March 31, 2014	—	23 yen	23 yen

Dividend Forecast for the Fiscal Year Ending March 31, 2016

The dividend forecast for the Current Fiscal Year has been determined following consideration of the optimal balance between securing capital for investment in future profit growth and return to the shareholders. Furthermore, starting from the Current Fiscal Year, interim dividend (based on retained earnings as of the Record Date of September 30, 2015) will be distributed. The interim dividend for the Current Fiscal Year is forecasted at 22 yen per share.

Dividend Per Share
	Interim	Fiscal Year End	Annual
Dividend Forecast	22 yen	—	—

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses. Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since its first overseas expansion into Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in a total of 36 countries and regions across the world. Moving forward, ORIX aims to contribute to society while continuing to capture new business opportunities. For more details, please visit our website: http://www.orix.co.jp/grp/en/

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission on June 26, 2014 and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2014 – March 31, 2015.”

Announcement Regarding Candidates for Director

and Member Composition of the Three Committees of ORIX Corporation

TOKYO, Japan – May 12, 2015 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement that the Nominating Committee has decided the candidates for Director. The nominations are scheduled to be finalized at the 52nd Annual General Meeting of Shareholders of the Company on June 23, 2015.

The Company announced today that it has decided the composition of the Audit, Nominating and Compensation Committees in a Board of Directors meeting held today. All three Committees are to be formed entirely by non-executive directors. The nominations are scheduled to be finalized at the Board of Directors meeting after the 52nd Annual General Meeting of Shareholders of the Company on June 23, 2015. Candidates for the 13 director positions (including 6 Outside Directors) are as follows:

Makoto Inoue	Eiko Tsujiyama (Outside Director)
Kazuo Kojima	Robert Feldman (Outside Director)
Yoshiyuki Yamaya	Takeshi Niinami (Outside Director)
Tamio Umaki	Nobuaki Usui (Outside Director)
Katsunobu Kamei	Ryuji Yasuda (Outside Director)
Yuichi Nishigori (newly nominated)	Heizo Takenaka (Outside Director, newly nominated)
Hideaki Takahashi (Non-Executive Director)

Details on Candidates for New Director

Yuichi Nishigori (Born January 28, 1957)

Apr. 1980	Joined The Industrial Bank of Japan, Limited (currently, Mizuho Bank, Ltd.)
Apr. 2003	Joined ORIX
Jan. 2007	Deputy Head of Alternative Investment and Development Headquarters
Jan. 2009	Executive Officer
Apr. 2011	Deputy Head of Investment Banking Headquarters
Sep. 2011	Acting Head of Investment and Operation Headquarters
Jan. 2012	Head of Investment and Operation Headquarters
Sep. 2012	Outside Director, Ubiteq, INC. (present position)
Jan. 2014	Corporate Senior Vice President (present position) Head of Energy and Eco Services Business Headquarters (present position)

Basis for candidacy for appointment as a Director

Mr. Yuichi Nishigori is a candidate for new Director. He has a wealth of experience and advanced knowledge relating to the diversified business activities of the ORIX through his business execution experience in the field of project development and investment. The Nominating Committee has appointed him as a new candidate for Director because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management given that he possesses extensive understanding of the Company’s operations.

Details on Candidates for New Outside Director

Heizo Takenaka (Born March 3, 1951)

Apr. 1990	Assistant Professor, Faculty of Policy Management at Keio University
Apr. 1996	Professor, Faculty of Policy Management at Keio University
Apr. 2001	Minister of State for Economic and Fiscal Policy
Sep. 2002	Minister of State for Financial Services and for Economic and Fiscal Policy
Jul. 2004	Elected to House of Councillors
Sep. 2004	Minister of State for Economic and Fiscal Policy and Communications and Privatization of Postal Services
Oct. 2005	Minister for Internal Affairs and Communications and Privatization of Postal Services
Nov. 2006	Director, Global Security Research Institute at Keio University (present position)
Dec. 2006	Director, Academyhills (present position)
Aug. 2009	Chairman and Director, PASONA Group Inc. (present position)
Apr. 2010	Professor, Faculty of Policy Management at Keio University (present position)

Basis for candidacy for appointment as an Outside Director

Mr. Heizo Takenaka is a candidate for new Outside Director. He served successively as Minister of State for Economic and Fiscal Policy, Minister of State for Financial Services, Minister of State for Communications and Privatization of Postal Services and Minister for Internal Affairs, and currently serves as Professor of Keio University, Faculty of Policy Management. He has a deep understanding of the environment and events of business management and Financial Service both in Japan and overseas.

The Nominating Committee has appointed him as a new candidate for Outside Director because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Details on Candidates for Outside Director

Eiko Tsujiyama (Born December 11, 1947)

Apr. 1974	Certified Public Accountant
Aug. 1980	Assistant Professor, Ibaraki University’s School of Humanities
Apr. 1985	Assistant Professor, Musashi University’s School of Economics
Apr. 1991	Professor, School of Economics at Musashi University
Apr. 1996	Dean, School of Economics at Musashi University
Apr. 2003	Professor, School of Commerce and the Graduate School of Commerce at Waseda University (present position)
Sep. 2004	Professor, Faculty of Commerce at Waseda University (present position)
Jun. 2008	Corporate Auditor, Mitsubishi Corporation (present position)
Jun. 2010	Outside Director, ORIX Corporation (present position)
Oct. 2010	Dean, Graduate School of Commerce at Waseda University
May 2011	Corporate Auditor, Lawson, Inc (present position)
Jun. 2011	Audit and Supervisory Board Member, NTT DOCOMO, INC (present position)
Jun. 2012	Audit and Supervisory Board Member, Shiseido Company, Limited (present position)

Basis for candidacy for appointment as an Outside Director

Ms. Eiko Tsujiyama is a candidate for Outside Director. She serves as a professor of Waseda University, Faculty of Commerce and has served on government and institutional finance and accounting councils both in Japan and overseas. She has extensive knowledge as a professional accountant.

As Chairperson of the Audit Committee, she has received periodic reports from the Company’s internal audit unit and actively expressed her opinions and made proposals, while leading discussions on the effectiveness of the Company’s internal control system.

The Nominating Committee has appointed her as a candidate for Outside Director because it has determined she can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of her knowledge and experience, etc., from an independent and objective standpoint.

Robert Feldman (Born June 12, 1953)

Oct. 1983	Economist, International Monetary Fund
May 1989	The chief economist, Salomon Brothers Inc. (currently Citigroup Global Markets Japan Inc.)
Feb. 1998	Joined Morgan Stanley Securities, Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.) as Managing Director and Chief Economist Japan
Apr. 2003	Managing Director, Co-Director of Japan Research and Chief Economist, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)
Dec. 2007	Managing Director and Head of Japan Economic Research, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)
Jun. 2010	Outside Director, ORIX Corporation (present position)
Jul. 2012	Managing Director, Chief Economist and Head of Fixed Income Research, Morgan Stanley MUFG Securities Co., Ltd.
Mar. 2013	Managing Director and Chief Economist, Morgan Stanley MUFG Securities Co., Ltd. (present position)

Basis for candidacy for appointment as an Outside Director

Mr. Robert Feldman is a candidate for Outside Director. He currently serves as Managing Director at Morgan Stanley MUFG Securities Co., Ltd., and as an economist, has a deep understanding of the environment and events of business management both in Japan and overseas.

As Chairperson of the Compensation Committee, he has actively expressed his opinions and made proposals during deliberations on the Directors’ compensation system and compensation levels in order to enhance their role as medium- and long-term incentives, from a global perspective based on his wide-ranging experience and knowledge.

The Nominating Committee has appointed him as a candidate for Outside Director because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Takeshi Niinami (Born January 30, 1959)

Jun. 1995	President of Sodex Corporation (currently LEOC Co., Ltd.)
Apr. 2001	Unit Manager of Lawson Business and Mitsubishi’s Dining Logistical Planning team, Consumer Industry division, Mitsubishi Corporation
May 2002	President, Representative Director and Executive Officer, Lawson, Inc.
Mar. 2005	President, Representative Director and CEO, Lawson, Inc
Apr. 2006	Outside Director, ACCESS, Co, Ltd. (present position)
Jun. 2010	Outside-Director, ORIX Corporation (present position)
May 2013	Representative Director and CEO, Lawson, Inc.
May 2014	Chairman and Representative Director, Lawson, Inc.
May 2014	Chairman and Director, Lawson, Inc.
Jun. 2014	Outside Director, Mitsubishi Motors Corporation (present position)
Oct. 2014	President, Suntory Holdings Limited. (present position)

Basis for candidacy for appointment as an Outside Director

Mr. Takeshi Niinami is a candidate for Outside Director. He served as Representative Director and CEO of Lawson, Inc. and he currently serves as President of Suntory Holdings Limited.

He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting, Nominating Committee, and Compensation Committee, pointing to important matters regarding company management by using his managerial decision making skills based on his wide-ranging experience and knowledge.

The Nominating Committee has appointed him as a candidate for Outside Director because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Nobuaki Usui (Born January 1, 1941)

May 1995	Director-General of the Tax Bureau, Ministry of Finance
Jan. 1998	Commissioner, National Tax Agency
Jul. 1999	Administrative Vice Minister, Ministry of Finance
Jan. 2003 Dec. 2008	Governor and CEO, National Life Finance Corporation (currently Japan Finance Corporation)
Jun. 2011	Advisor, The Japan Research Institute, Limited Outside Auditor, KONAMI CORPORATION (present position)
Jun. 2012	Outside-Director, ORIX Corporation (present position)

Basis for candidacy for appointment as an Outside Director

Mr. Nobuaki Usui is a candidate for Outside Director. He served successively as the Administrative Vice Minister of Ministry of Finance and the Governor and CEO of National Life Finance Corporation. He has a wealth of knowledge and experience as a finance and tax expert.

He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting, Nominating Committee and Audit Committee, pointing to important matters regarding company management, based on his wide-ranging experience and knowledge in finance and tax.

The Nominating Committee has appointed him as a candidate for Outside Director because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Ryuji Yasuda (Born April 28, 1946)

Jun. 1991	Director, McKinsey & Company
Jul. 1996	Chairman, A. T. Kearney, Asia
Jun. 2003	Chairman, J-Will Partners, Co., Ltd. Outside Director, Daiwa Securities Group Inc. (present position)
Apr. 2004	Professor, Graduate School of International Corporate Strategy at Hitotsubashi University
Apr. 2007	Outside Director, Fukuoka Financial Group, Inc. (present position)
Jun. 2009	Outside Director, Yakult Honsha Co., Ltd. (present position)
Jun. 2013	Outside-Director, ORIX Corporation (present position)

Basis for candidacy for appointment as an Outside Director

Mr. Ryuji Yasuda is a candidate for Outside Director. He served successively as Director of McKinsey & Company and Chairman of A.T. Kearney, Asia, and currently serves as an adjunct professor at Graduate School of International Corporate Strategy at Hitotsubashi University. He has a specialized knowledge on corporate strategy acquired through a wide range of past experience.

He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting, Nominating Committee, Audit Committee and Compensation Committee pointing to important matters regarding company management, using his expertise in corporate strategy.

The Nominating Committee has appointed him as a candidate for Outside Director because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Nominating Committee

6 Members (Outside Directors: 5)

Chairperson: Nobuaki Usui

Members: Robert Feldman, Takeshi Niinami, Ryuji Yasuda, Hideaki Takahashi and Heizo Takenaka (newly nominated)

Audit Committee

4 Members (Outside Directors: 4)

Chairperson: Eiko Tsujiyama

Members: Nobuaki Usui, Ryuji Yasuda and Heizo Takenaka (newly nominated)

Compensation Committee

5 Members (Outside Directors: 4)

Chairperson: Robert Feldman

Members: Eiko Tsujiyama, Takeshi Niinam, Ryuji Yasuda and Hideaki Takahashi

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses. Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since its first overseas expansion into Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in a total of 36 countries and regions across the world. Moving forward, ORIX aims to contribute to society while continuing to capture new business opportunities. For more details, please visit our website: http://www.orix.co.jp/grp/en/

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission on June 26, 2014 and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2014 – March 31, 2015.”

Announcement Regarding Management Changes and Organizational Reform

Tokyo, Japan – May 12, 2015 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement regarding management changes and organizational reform.

New Position	Present Position	Name
Effective as of June 23, 2015
Director, Representative Executive Officer, Deputy President and Chief Financial Officer Head of Global Business and Alternative Investment Headquarters

Director,

Corporate Executive Vice President

Responsible for Investment and Operation Headquarters

Responsible for Energy and Eco Services

Business Headquarters

Head of Global Business and Alternative Investment Headquarters

Kazuo Kojima

Director,

Representative Executive Officer,

Deputy President

Responsible for Retail Segment*

Responsible for Retail Business

Planning Office

Responsible for Concession Business

Development Department

President, ORIX Credit Corporation

Non-Executive Director, ORIX Bank

Corporation

Non-Executive Director, ORIX Life

Insurance Corporation

*Oversee and Manage the Retail Segment

Director,

Corporate Executive Vice President

Responsible for Group Retail Business

Responsible for Retail Business Planning

Office

President, ORIX Credit Corporation

Non-Executive Chairman, ORIX Bank

Corporation

Non-Executive Audit & Supervisory Board Member, ORIX Life Insurance Corporation

Yoshiyuki Yamaya

Director,

Corporate Executive Vice President

Responsible for Corporate Financial

Services Segment and Maintenance

Leasing Segment*

President, ORIX Auto Corporation

Chairman, ORIX Rentec Corporation

*Oversee and Manage the Corporate

Financial Services Segment and the

Maintenance Leasing Segment

	Director, Corporate Executive Vice President Head of Domestic Sales Headquarters President, ORIX Auto Corporation Chairman, ORIX Rentec Corporation	Katsunobu Kamei

Director, Corporate Senior Vice President Head of Energy and Eco Services Business Headquarters	Corporate Senior Vice President Head of Energy and Eco Services Business Headquarters	Yuichi Nishigori

Outside Director	(newly nominated)	Heizo Takenaka

Vice Chairman

Group Kansai Representative

Responsible for Real Estate Segment*

Chairman, ORIX Real Estate Corporation

President, ORIX Baseball Club Corporation

*Oversee and Manage the Real Estate Segment

	Vice Chairman Group Kansai Representative Responsible for Group Real Estate Business Chairman, ORIX Real Estate Corporation President, ORIX Baseball Club Corporation	Hiroaki Nishina

Corporate Senior Vice President Head of Kinki Sales Headquarters Group Kansai Deputy Representative	Corporate Senior Vice President Deputy Head of Domestic Sales Headquarters: Head of Kinki Sales Group Kansai Deputy Representative	Eiji Mitani

Corporate Senior Vice President Head of Global Transportation Services Headquarters Head of East Asia Business Headquarters	Corporate Senior Vice President Head of Global Transportation Services Headquarters	Kiyoshi Fushitani

Corporate Senior Vice President

Head of OQL Business and Regional

Business Headquarters

Head of Sales Promotion Headquarters

Responsible for IT Planning Office

President, ORIX Business Center Okinawa Corporation

Corporate Senior Vice President

Deputy Head of Domestic Sales Headquarters: Head of OQL Business, Regional Business and Administration Center

Responsible for IT Planning Office

President, ORIX Business Center Okinawa Corporation

Satoru Katahira

Executive Officer Head of District Sales Headquarters	Group Executive Vice Chairman, ORIX Real Estate Corporation Responsible for Investment Business in Real Estate Headquarters, ORIX Corporation	Tetsuro Masuko

Executive Officer Responsible for Business Development Department I and II Head of Tokyo Sales Headquarters President, NS Lease Co., Ltd.	Executive Officer Domestic Sales Headquarters: Head of Tokyo Sales and Head of New Business Development President, NS Lease Co., Ltd.	Satoru Matsuzaki

Executive Officer

Special Advisor to CFO

Responsible for Corporate Planning Department

Responsible for Corporate

Communications Department

Responsible for Legal and External Relations

Department

Responsible for Robeco Group

	Executive Officer Director, Robeco Groep N.V.	Masaaki Kawano

Group Executive Deputy President, ORIX Auto Corporation	Executive Officer Domestic Sales Headquarters: Head of District Sales	Yasuyuki Ijiri

Retire*1

Director,

Representative Executive Officer,

Deputy President and Chief Financial Officer

Responsible for Corporate Planning Department

Responsible for Corporate Communications Department

Non-Executive Director, ORIX Bank Corporation

Non-Executive Director, ORIX Life Insurance Corporation

Haruyuki Urata

Retire	Outside Director	Takeshi Sasaki

Retire*2	Corporate Executive Vice President Head of East Asia Business Headquarters	Yuki Ohshima

*1	Mr. Haruyuki Urata will be appointed Representative Director and President of ORIX Bank Corporation on June 23, 2015.
*2	Mr. Yuki Ohshima will be appointed Advisor of ORIX Corporation on June 23, 2015.

■ Organizational Reform (Effective as of June 23, 2015)

The Domestic Sales Headquarters will be divided into Tokyo Sales Headquarters, Kinki Sales Headquarters, District Sales Headquarters, OQL Business and Regional Business Headquarters and Sales Promotion Headquarters.

A Legal and External Relations Department and a Concession Business Development Department will be newly established.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses. Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since its first overseas expansion into Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in a total of 36 countries and regions across the world. Moving forward, ORIX aims to contribute to society while continuing to capture new business opportunities. For more details, please visit our website: http://www.orix.co.jp/grp/en/

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission on June 26, 2014 and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2014 – March 31, 2015.”

Announcement Regarding Changes in Representative Executive Officer

TOKYO, Japan – May 12, 2015 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement regarding changes in representative executive officer following a resolution passed by the Board of Directors on the same day. A formal decision regarding the changes will be made following approval at the 52nd Annual General Meeting of Shareholders and the subsequent Board of Directors meeting on June 23, 2015.

1. Changes in Representative Executive Officer

Name	New Position	Present Position
Kazuo Kojima	Director, Representative Executive Officer, Deputy President and Chief Financial Officer Head of Global Business and Alternative Investment Headquarters

Director,

Corporate Executive Vice President

Responsible for Investment and Operation Headquarters

Responsible for Energy and Eco Services Business Headquarters

Head of Global Business and Alternative Investment Headquarters

Yoshiyuki Yamaya

Director,

Representative Executive Officer,

Deputy President

Responsible for Retail Segment

Responsible for Retail Business Planning Office

Responsible for Concession Business Development Department

President, ORIX Credit Corporation

Director, Corporate Executive Vice President Responsible for Group Retail Business Responsible for Retail Business Planning Office President, ORIX Credit Corporation

Haruyuki Urata	Retire	Director, Representative Executive Officer, Deputy President and Chief Financial Officer Responsible for Corporate Planning Department Responsible for Corporate Communications Department

Mr. Haruyuki Urata is scheduled to resign as Director following the 52nd Annual General Meeting of Shareholders and he will be appointed Representative Director and President of ORIX Bank Corporation on June 23, 2015.

Management Changes are effective as of June 23, 2015.

2. Reason for the changes

Under the new management team, the ORIX Group aims for further growth by continuing to expand its business in Japan and overseas, leveraging its strong expertise developed over the years.

3. Profile of the newly appointed Representative Executive Officer

Name (Date of Birth)	Business experience		Shareholdings as of March 31, 2015
Kazuo Kojima (Jul. 5, 1956)	Apr. 1980	Joined ORIX	32,578
	Apr. 2003	Deputy Head of Real Estate Finance Headquarters
	Feb. 2005	Executive Officer
	Jan. 2007	Corporate Senior Vice President
	Jan. 2008	Corporate Executive Vice President
	Jun. 2008	Director, Corporate Executive Vice President (Present Position)
	Sep. 2012	Responsible for Investment and Operation Headquarters (Present Position)
	Sep. 2013	Outside Director, Ubiteq, INC. (Present Position)
	Jan. 2014	Responsible for Energy and Eco Services Business Headquarters (Present Position) Head of Global Business and Alternative Investment Headquarters (Present Position)

Yoshiyuki Yamaya (Oct. 20, 1956)	Apr. 1980	Joined ORIX	25,800
	Apr. 2001	General Manager of Office of the President
	Feb. 2005	Group Executive
	Aug. 2006	Executive Officer
	Jan. 2008	Group Senior Vice President
	Jan. 2009	Corporate Senior Vice President
	Jun. 2009	Director, Corporate Executive Vice President (Present Position)
	Jan. 2014	Responsible for Special Investments Group Jan. 2014 Responsible for Finance Department
	Jun. 2014	Special Advisor to CEO Jun. 2014 Responsible for Group Retail Business (Present Position)
	Jun. 2014	Responsible for Retail Business Planning Office (Present Position)
	Jun. 2014	President, ORIX Credit Corporation (Present Position)

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses. Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since its first overseas expansion into Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in a total of 36 countries and regions across the world. Moving forward, ORIX aims to contribute to society while continuing to capture new business opportunities. For more details, please visit our website: http://www.orix.co.jp/grp/en/

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission on June 26, 2014 and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2014 – March 31, 2015.”

Notice on Partial Amendments to the Articles of Incorporation

TOKYO, Japan – May 12, 2015 – ORIX Corporation (hereinafter, “ORIX”), a leading integrated financial services group, announced today that it was resolved at its Board of Directors’ meeting held on May 12, 2015 that a proposal for “Partial Amendment to the Articles of Incorporation” be submitted as one of the agenda for the 52nd Annual General Meeting of Shareholders to be held on June 23, 2015, as detailed below.

1. Reason for Amendments

In order to increase the opportunities of profit distribution to shareholders, we propose to amend corresponding provision of Article 35 of the current Articles of Incorporation required to establish a new provision for the base date of interim dividend.

2. Details of the Amendments

(changes are underlined)
Current provisions of the Articles of Incorporation	Proposed amendments
Article 35. (Record Date for Distributions of Dividends from Retained Earnings)	Article 35. (Record Date for Distributions of Dividends from Retained Earnings)

If the dividends from retained earnings as of the last day of the fiscal year are distributed within three (3) months there from, the Company shall treat shareholders or share pledgees registered or recorded on the Register of Shareholders as of the last day of the same fiscal year as the person having rights to receive such dividends.	The Company shall treat shareholders or share pledgees registered or recorded on the Register of Shareholders as of March 31 of each year as the persons having rights to receive year-end dividends.

2. The Company shall treat shareholders or share pledgees registered or recorded on the Register of Shareholders as of September 30 of each year as the persons having rights to receive interim dividends.

3. Date of Amendment to the Articles of Incorporation

The amendments shall be effective on and from June 23, 2015.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses. Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since its first overseas expansion into Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in a total of 36 countries and regions across the world. Moving forward, ORIX aims to contribute to society while continuing to capture new business opportunities. For more details, please visit our website: http://www.orix.co.jp/grp/en/

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission on June 26, 2014 and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2014 – March 31, 2015.”